Exhibit 8.1

List of Hanaro Telecom’s Significant Subsidiaries

		Percentage of	Percentage of
		Ownership and	Ownership and
		Voting Interest	Voting Interest
		held by Hanaro	held by Hanaro
	Jurisdiction of	Telecom	Telecom
Name	Incorporation	as of Dec 31, 2003	as of April 30, 2004
Hanaro Telecom America, Inc.	Delaware, USA	100%	100%
Hanaro Realty Development & Management Co., Ltd.	Korea	99.99%	99.99%
Hanaro Telephone & Internet Information, Inc.	Korea	99.99%	99.99%
Hanaro WEB(n)TV Co., Ltd.	Korea	90.91%	90.91%
Dreamline Corporation[1]	Korea	26.28%	14.18%
M-Commerce Co., Ltd.[2]	Korea	30.29%	30.29%

Notes:	1. As of December 31, 2003, our ownership percentage in Dreamline diluted from 32.18% to 26.28% due to a third party’s investment in Dreamline on November 17, 2003. As of April 30, 2004, our ownership percentage was 14.18%. As a result of our ownership percentage falling below 30%, in accordance with the generally accepted accounting principles in Korea, Dreamline and its 37.19% subsidiary, HanaroDream, were excluded from our consolidated financial statements as of December 31, 2003. In March 2004, the Fair Trade Commission of Korea approved the exclusion of Dreamline and its 37.19% subsidiary, HanaroDream, from our group of affiliated companies.

2. Although there has been no change in our ownership percentage in M-Commerce Co., Ltd., because we are not the largest shareholder and because we have no nominated members on the board of directors of M-Commerce, the Fair Trade Commission of Korea approved the exclusion of M-Commerce from our group of affiliated companies in April 2004.